Exhibit (a)(5)(iii)

For Immediate Release	Contacts: Dan Flaherty, +1 617.954.4256
James Aber, +1 617.954.6154

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES TENDER OFFER

BOSTON (April 3, 2018) – MFS Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH) today commenced a cash tender offer for the Fund’s common shares. The Fund is offering to purchase up to 7.5 percent of the Fund’s outstanding common shares (the “shares”) at a price per share equal to 98 percent of the Fund’s net asset value (NAV) per share calculated as of the close of regular trading on the New York Stock Exchange on the date the offer expires. The tender offer will expire at 5:00 P.M., Eastern Daylight Time on May 2, 2018, unless extended. The pricing date will also be May 2, 2018, unless the tender offer is extended. If the number of shares tendered exceeds the maximum amount of the offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis.

The tender offer is being made on the terms and subject to the conditions set forth in the Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that have been filed with the Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the tender offer. Shareholders of the Fund are urged to read them carefully before any decision is made with respect to the offer. Shareholders of the Fund can obtain a free copy of each of these documents at the SEC’s website at www.sec.gov or from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at (888) 497-9677. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Fund

The fund is a closed-end investment company product advised by MFS Investment Management. Except pursuant to a tender offer, common shares of the fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the fund involve investment risk, including possible loss of principal.

Exhibit (a)(5)(iii)

About MFS Investment Management

Established in 1924, MFS is an active, global equity and fixed income investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of February 28, 2018, MFS manages US$489.7 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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